EXHIBIT 99.1

Top Ships Announces Consummation of Previously Announced Sale and Leaseback

ATHENS, Greece, Feb. 3, 2015 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products, announced today that the previously announced sale and leaseback for M/T StenaWeco Energy has been consummated. The net proceeds after the repayment of the vessel's loan facility and relevant fees and expenses are approximately $7.7 million and will be used to finance part of the Company's shipyard installments in relation to its newbuilding vessels and for working capital and general corporate purposes.

The M/T StenaWeco Energy has been chartered back on a bareboat basis for 7 years at a daily bareboat hire of $8,586. The Company has the option to buy back the vessel from the end of year 3 up to the end of year 7 at a purchase price which is calculated based on when the option is exercised. Indicatively, if the option is exercised at the end of year 3, the purchase price will be $25.85 million.

The sale and leaseback for the M/T StenaWeco Evolution, also previously announced, is expected to be consummated around the end of the first quarter of 2015.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Jon Cunningham
         RedChip Companies, Inc.
         Tel: 1-800-RED-CHIP (733-2447), ext. 107
         Email: jon@redchip.com